21002464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2021
Washington DC
415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structura Group, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 N. Old Woodward Avenue, Suite 303
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Price (248) 705 4895
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structura Group, Ltd, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONOR DOYLE
Notary Public - State of Michigan
County of Oakland
My Commission Expires Apr 18, 2021
Acting in the County of Oakland

Signature

Principal, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the year ended December 31, 2020

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Structura Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Structura Group, Ltd. (the "Company") as of December 31, 2020, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Structura Group, Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Structura Group, Ltd.'s management. Our responsibility is to express an opinion on Structura Group, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Structura Group, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Structura Group, Ltd.'s financial statements. The supplemental information is the responsibility of Structura Group, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Structura Group, Ltd.'s auditor since 2012.

Albany, New York
February 11, 2021

Structura Group, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS		
CURRENT ASSETS		
Cash	$	59,207
Related Party Receivable		11,699
Prepaid expenses		601
TOTAL CURRENT ASSETS		71,507
PROPERTY AND EQUIPMENT		
Computer equipment		5,065
Furniture and fixtures		19,543
Office electronics		4,867
		29,475
Less accumulated depreciation		(24,431)
		5,044
LEASE RIGHT OF USE ASSET		86,132
Less accumulated amortization		(76,311)
		9,821
OTHER ASSETS		5,194
TOTAL ASSETS	$	91,566
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Lease Liability	$	6,897
SBA 7(A) PPP Loan		19,792
TOTAL CURRENT LIABILITIES		26,689
TOTAL LIABILITIES		26,689
STOCKHOLDERS' EQUITY		
Common Stock, no par value authorized 60,000 shares, issued and outstanding 1,000 shares		-
Retained Earnings		64,877
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	91,566

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF INCOME
December 31, 2020

REVENUE	$	300,000
OPERATING EXPENSES		203,018
NET INCOME	$	96,982

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2020

	Common Stock	Retained Earnings	Total
BALANCE, JANUARY 1, 2020	$ -	$ 82,895	$ 82,895
DISTRIBUTIONS	-	(115,000)	(115,000)
NET INCOME	-	96,982	96,982
BALANCE, DECEMBER 31, 2020	$ -	$ 64,877	$ 64,877

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CASH FLOWS
December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	96,982
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,947
Amortization of Lease Right of Use Asset		38,648
(Increase) decrease in:		
Related party receivable		(2,613)
Prepaid expenses		631
Increase (decrease) in:		
Lease Liabilities		(40,618)
NET CASH PROVIDED BY OPERATING ACTIVITIES		95,977
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Equipment		0
NET CASH USED BY INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
SBA 7(A) PPP Loan		19,792
Distributions to Stockholders		(115,000)
NET CASH USED BY FINANCING ACTIVITIES		(95,208)
NET CHANGE IN CASH		769
CASH AT BEGINNING OF YEAR		58,438
CASH AT END OF YEAR	$	59,207

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan regulated and registered by the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") as a non-carrying broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in:

A. Mergers and acquisition advisory services;

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings; and

C. Business advisory services to a Related Party

The Company's FINRA Membership Agreement was amended effective December 31, 2020 to recognize that the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13—Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The Adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Related Party Receivable

Related party receivables are stated at the amount management expects to collect from balances outstanding at year-end. The Company considers a receivable past due in accordance with each client's arrangement with the Company. The Company considers an allowance for credit losses based on factors surrounding the credit risk of clients, past events, current conditions, reasonable and supportable forecasts concerning the future and other information.

At January 1, 2020, and December 31, 2020, no allowance was considered necessary.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition

The Company receives commissions and advisory fees as compensation for its business advisory and mergers and acquisition advisory services and placement of private securities offerings. Commission and advisory fee revenues are recorded as earned.

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue, when (or as) the entity satisfies a performance obligation.

During 2020 the Company received no revenues from either mergers and acquisition advisory services or private securities offerings.

Leases

The Company follows ASC Topic 842, Leases ("ASC Topic 842") to account for its leases and recognizes assets and liabilities on the balance sheet for leases with lease terms greater than 12 months and associated disclosures. For more information regarding the Company's lease, see Note 5.

The Company follows the SEC's November 2016 no-action letter which provided clarification on lease treatment resulting from the Financial Accounting Standards Board's (FASB) Accounting Standards Update No. 2016-02, Leases. The SEC indicated that they would not recommend enforcement action under SEC Rule 15c3-1 if:

i) A broker-dealer computing net capital adds back an operating lease asset equivalent to the associated operating lease liability.

ii) A broker-dealer determining its minimum net capital requirement using the aggregate indebtedness standard does not include in its aggregate indebtedness an operating lease liability to the extent of the associated operating lease asset.

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result, the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding tax positions that would not be sustained upon examination by the taxing authorities. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020 the Company received 100% of its revenue from a related party through common ownership for advisory services rendered.

During the year ended December 31, 2020, the Company incurred and charged $108,969 for expenses to related parties.

NOTE 4 – OTHER ASSETS

At December 31, 2020, Other Assets totaled $5,194 and consisted of a rent deposit of $5,194.

NOTE 5 - LEASING ARRANGEMENTS

As described in Note 1, the Company follows ASC 842. The Company has a single operating lease for office space, which expires on March 31, 2021. The Company does not have any finance leases.

Under the operating lease for office space, the Company in 2019 recognized an initial operating lease liability totaling $86,132, with corresponding right of use asset. Lease liability and right of use asset have been calculated as the present value of the remaining minimum rental payments. The Company's lease does not provide an implicit rate nor at the time of inception did the Company have any borrowings, therefore in determining the present value of the lease payments, it used the risk free rate of 2.52% based on the 2 Year Treasury Bill rate at adoption of ASC 842.

The following table details the components of the operating lease right of use asset and lease liability in the Statement of Financial Condition at December 31, 2020.

Lease Right of Use Asset	$9,821
Lease Liability, Current	$6,897
Lease Liability, Non-Current	-
Total Lease Liability	$6,897

NOTE 5 – LEASING ARRANGEMENTS
(continued)

Lease expense of $39,372 has been recognized on a straight-line basis, and along with $1,011 of maintenance expenses, a total of $40,383 is included in Operating Expenses in the Company's Statement of Income. Lease payments in the current year totaled $41,342. Minimum future rental payments under this lease are as follows:

Years Ended	
December 31, 2021	$6,918
Total Minimum Payments required	$6,918
Less: Interest	(21)
Present Value of Lease Payments	$6,897

NOTE 6 – SBA 7(A) PPP LOAN

On April 14, 2020 the Company was approved by a qualified lender for a loan (the "PPP Loan") in the aggregate amount of $19,792, pursuant to the Paycheck Protection Program under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan, was in the form of a Note issued by the Company and dated April 21, 2020 bearing interest at a rate of 1.0% per annum, payable in 18 monthly payments, initially to commence on November 1, 2020. Subsequently, pursuant to the Paycheck Protection Program Flexibility Act, repayments were deferred until August 6, 2021 with a final maturity date of April 1, 2022.

Under the terms of the PPP Loan, certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act including payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020.

The PPP Loan was forgiven subsequent to December 31, 2020, see Note 8.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2020 the Company had net capital as defined of $39,415 which was $34,415 in excess of its minimum required net capital of $5,000 at December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2020 through February 11, 2021 the date the financial statements were available to be issued.

On December 16, 2020, the Company submitted its application for forgiveness of the full PPP Loan amount. On January 5, 2021 the Company received notice that the SBA has approved this application and granted full forgiveness of the PPP Loan.

Structura Group, Ltd.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2020

NET CAPITAL		
Total Equity Qualified for Net Capital	$	64,877
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets		
Related Party Receivable		(11,699)
Furniture/Fixture/Equipment		(5,044)
Prepaid Expenses		(601)
Other Assets		(8,118)
TOTAL NON-ALLOWABLE ASSETS		(25,462)
NET CAPITAL		39,415
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	34,415

Note: There were no material differences between the Company's computation of net capital as filed in Part II-A, Quarterly 17a-5(a) revised FOCUS report filed on Feb 1, 2021, and the above schedule as of December 31, 2020.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Structura Group, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Structura Group, Ltd. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is filling the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (exemption provisions) and (2) Structura Group, Ltd. stated that Structura Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Structura Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Structura Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

UHY LLP

Albany, New York
February 11, 2021

Structura Group, Ltd.
EXEMPTION REPORT
Year Ended December 31, 2020

To Whom It May Concern:

Structura Group, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 for the fiscal year ended December 31, 2020; and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

    a) mergers and acquisition advisory services;
    b) structuring private securities offerings and the sale of private placement securities as part of primary offerings; and
    c) business advisory services to a Related Party

    and the Company throughout the most recent fiscal year without exception

    a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers;
    b) did not carry accounts of or for customers; and
    c) did not carry PAB accounts (as defined in Rule 15c3-3)

The above Exemption Report is true and correct to the best of my and the Company's knowledge and belief.

Signed: ______________________
Christopher Price, Principal

Date: February 11, 2021